Exhibit 99.2

HudBay Minerals Inc.

Management’s Discussion and Analysis of

Results of Operations and Financial Condition

For the three and nine months ended

September 30, 2011

November 2, 2011

NOTES TO READER

This Management’s Discussion and Analysis (“MD&A”) dated November 2, 2011 is intended to supplement and complement HudBay Minerals Inc.’s unaudited condensed consolidated interim financial statements and related notes for the three and nine months ended September 30, 2011 (the “interim financial statements”). We will adopt International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) for the first time in our consolidated annual financial statements for the year ending December 31, 2011, which will include comparative figures for the year ended December 31, 2010. Accordingly, the interim financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting and IFRS 1 First-time Adoption of International Financial Reporting Standards.

We previously prepared our financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”). For more information regarding our conversion to IFRS, refer to the heading “Accounting Changes - Adoption of IFRS” on page 33 of this MD&A and to note 20 of the interim financial statements, which contains further information and a reconciliation to IFRS of our previously reported financial information prepared under Canadian GAAP. For a description of accounting policies applied, refer to note 3 of the interim financial statements for the three months ended March 31, 2011. Except as otherwise noted, the financial information contained in this MD&A and our interim financial statements has been prepared in accordance with IFRS.

This MD&A should also be read in conjunction with both the audited annual consolidated financial statements and annual MD&A for the year ended December 31, 2010. Additional information regarding HudBay, including its audited annual consolidated financial statements and annual MD&A for the year ended December 31, 2010 and its most recent Annual Information Form (“AIF”) dated March 31, 2011, is available on SEDAR at www.sedar.com.

All amounts are in Canadian dollars unless otherwise noted.

References to “HudBay”, the “Company”, “we”, “us”, “our” or similar terms refer to HudBay Minerals Inc. and its direct and indirect subsidiaries. “HBMS” refers to Hudson Bay Mining and Smelting Co., Limited and “HudBay Peru” refers to HudBay Peru Inc. (previously named Norsemont Mining Inc.), both wholly-owned subsidiaries of HudBay. “HMI Nickel” refers to HMI Nickel Inc., which was amalgamated into HudBay Minerals Inc. during the third quarter of 2011. “CGN” refers to Compañía Guatemalteca de Níquel, S.A., which was sold as part of the Fenix disposition in third quarter of 2011. “WPCR” refers to the White Pine Copper Refinery Inc., which was sold during the second quarter of 2011. “Zochem” refers to Zochem Inc., which was sold in November 2011.

Forward-Looking Information

This MD&A contains “forward-looking information” within the meaning of applicable Canadian and United States securities legislation. Forward-looking information includes, but is not limited to, information with respect to the Company’s ability to develop its Lalor and Constancia projects, the Back Forty project and 777 North expansion, the ability of management to execute on key strategic and operational objectives and meet production forecasts, exploration expenditures and activities and the possible success of such exploration activities, the estimation of mineral reserves and resources, the realization of mineral estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, mineral pricing, reclamation costs, economic outlook, government regulation of mining operations, mine life projections, the ability to maintain a regular dividend on its common shares, the availability of third party concentrate for processing in HudBay’s facilities and the availability of third party processing facilities for HudBay’s concentrate, business and acquisition strategies and the timing and possible outcome of pending litigation. Often, but not always, forward-looking information can be identified by the use of forward-looking words like “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “understands”, “anticipates”, or “does not anticipate”, or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will be taken”, “occur”, or “be achieved”. Forward-looking information is based on the opinions and estimates of management as of the date such information is provided and is subject to known and unknown risks, uncertainties and other factors that may cause our actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including the ability to develop and operate the Lalor and Constancia projects on an economic basis and in accordance with applicable timelines, geological and technical conditions at Lalor differing from areas successfully mined by us in the past, the ability to meet required solvency tests to support a dividend payment, risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), failure of plant, equipment, processes and transportation services to operate as anticipated, dependence on key personnel and employee relations, environmental risks, government regulation, actual results of current exploration activities, possible variations in ore grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, land titles, and social and political developments and other risks of the mining industry as well as those risk factors discussed or referred to in our AIF under the heading “Risk Factors”. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. In addition, certain forward-looking information in this MD&A relate to prospective results of operations, financial position or cash flows based on assumptions about future economic conditions or courses of action. Such information is provided in attempt to assist the reader in identifying trends and anticipated events that may affect our business, results of operations and financial position and may not be appropriate for other purposes. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. HudBay does not undertake to update any forward-looking information, except as required by applicable securities laws, or to comment on analyses, expectations or statements made by third parties in respect of HudBay, its financial or operating results or its securities.

Note to United States Investors

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws applicable to U.S. companies. We will adopt IFRS as issued by the IASB for the first time in our consolidated annual financial statements for the year ending December 31, 2011, which will include comparative figures for the year ended December 31, 2010. Accordingly, the interim financial statements and related notes for the three and nine months ended September 30, 2011 are prepared in accordance with IAS 34 Interim Financial Reporting and IFRS 1 First-time Adoption of International Financial Reporting Standards.

Information concerning our mineral properties has been prepared in accordance with the requirements of Canadian securities laws, which differ in material respects from the requirements of the U.S. Securities and Exchange Commission (the “SEC”) Industry Guide 7. Under SEC Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time of the reserve determination, and the SEC does not recognize the reporting of mineral deposits which do not meet the SEC Industry Guide 7 definition of “Reserve”. In accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Definition Standards for Mineral Resources and Mineral Reserves adopted by the CIM Council on December 11, 2005. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by NI 43-101, the SEC does not recognize them. You are cautioned that, except for that portion of mineral resources classified as mineral reserves, mineral resources do not have demonstrated economic value. Inferred mineral resources have a high degree of uncertainty as to their existence and as to whether they can be economically or legally mined. Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of an economic analysis. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Therefore, you are cautioned not to assume that all or any part of an inferred mineral resource exists, that it can be economically or legally mined, or that it will ever be upgraded to a higher category. Likewise, you are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be upgraded into mineral reserves. You are urged to consider closely the disclosure on the technical terms in Schedule A “Glossary of Mining Terms” of our Annual Information Form (“AIF”) for the fiscal year ended December 31, 2010, available on SEDAR at www.sedar.com and incorporated by reference as Exhibit 99.1 in HudBay’s Form 40-F filed on March 31, 2011 (File No. 001-34244).

Qualified Person

The technical and scientific information contained in this MD&A has been approved by Cashel Meagher, P. Geo, our Vice-President, South America. Mr. Meagher is a qualified person pursuant to NI 43-101.

Our Business

HudBay Minerals Inc. (the “Company” or “HudBay”) is a Canadian integrated mining company governed by the Canada Business Corporations Act with assets in North and South America principally focused on the discovery, production and marketing of base and precious metals. Through its subsidiaries, HudBay owns copper/zinc/gold mines, ore concentrators and zinc production facilities in northern Manitoba and Saskatchewan, and a copper project in Peru. HudBay produces copper concentrate (containing copper, gold and silver) and zinc metal. HudBay also has equity investments in a number of exploration companies with promising mineral properties. HudBay’s shares are listed on the Toronto and New York stock exchanges under the symbol “HBM”.

HIGHLIGHTS

•	Strong third quarter production and cost results as full year mine performance is still on target

•	Operating cash flow before changes in non-cash working capital (a non-IFRS measure) grew to $58.3 million in the third quarter of 2011 from $25.6 million in the same period last year

•	Lalor development proceeding well with the ventilation shaft now sunk to the 190 metre level and the planned 3,200 metre access ramp currently advanced to 2,900 metres

•	Applications submitted for key development permits for the Reed copper deposit

•

Exploration drilling at Constancia’s high-grade Pampacancha deposit continues to demonstrate the continuity of the deposit. A resource estimate on Pampacancha is expected by the first quarter of 2012. Front end engineering and design well advanced with long lead orders commencing

In the third quarter, we recorded a loss of $41.1 million, as compared to a loss of $1.7 million for the third quarter of 2010. Year to date, we recorded a loss of $197.9 million as compared to a profit of $13.1 million for the same period in 2010.

Included in the loss for the third quarter of 2011 were the following non-cash, unusual charges:

	Pre-tax	After-tax	Per Share
	$ millions	$ millions	$ /share
Impairment on the Group’s investment in Zochem (allocated to Zochem property, plant and equipment)	5.9	5.0	0.03
Impairments on available-for-sale investments	2.5	2.2	0.01
Impairments on zinc inventory	5.4	2.9	0.02
Foreign currency translation and other loss on disposal of Fenix	22.5	22.5	0.13
Impact on deferred taxes of changes to Peruvian tax law	19.0	19.0	0.11
Impact on deferred taxes of change in discount rates on decommissioning and restoration liabilities	7.9	7.9	0.05

	63.2	59.5	0.35

During the third quarter of 2011, we recognized $2.5 million ($2.2 million after-tax) in impairment losses related to available-for-sale investments and $5.4 million ($2.9 million after-tax) in impairments in the carrying value of our zinc inventory as a result of lower market prices.

On September 9, 2011, we completed the sale of 100% of our interest in the Fenix ferro-nickel project in Guatemala, which has been presented as a discontinued operation. Upon completion of the sale, we recognized a loss on disposal of $22.5 million, including accumulated foreign exchange losses transferred from the foreign currency translation reserve within equity to the income statement. We have also disposed of Zochem for cash proceeds of approximately US$15 million and recognized an impairment loss of $5.9 million ($5.0 million after-tax) as a result.

In addition, a significant decline in long-term Canadian risk-free interest rates during the third quarter of 2011 resulted in an increase in the present value estimate of our decommissioning and restoration liabilities and required the recognition of a corresponding deferred tax expense of $7.9 million. We also recorded $19.0 million in deferred tax expense as a result of changes to Peruvian mining tax laws during the third quarter.

Key Financial and Production Results

Financial Condition ($000s)	Sep. 30, 2011	Dec. 31, 2010
Cash and cash equivalents	871,089	901,693
Working capital	860,822	883,486
Total assets	2,402,766	2,092,060
Equity[1]	1,792,291	1,624,397

Financial Performance		Three Months Ended				Nine Months Ended
($000s except per share and cash cost amounts)		Sep. 30 2011		Sep. 30 2010		Sep. 30 2011		Sep. 30 2010
Revenue			212,335		167,778		636,503		596,425
Profit before tax			37,473		22,416		139,212		82,075
(Loss) profit from continuing operations			(16,052)		7,376		40,910		26,721
Basic and diluted (loss) earnings per share[1]			(0.23)		(0.01)		(1.14)		0.09
(Loss) profit for the period			(41,083)		(1,743)		(197,874)		13,149
Operating cash flow [2] [3]			58,316		25,597		168,119		136,387
Operating cash flow per share [2] [3]			0.34		0.17		1.01		0.90
Cash cost (on a co-product basis) [2]
Copper	($/pound)		1.63		1.34		1.40		1.45
Zinc	($/pound)		0.94		0.83		0.98		0.89
Gold	($/troy oz)		500		323		346		382
Cash cost per pound of zinc sold [2]		US	(0.66)	US	(0.27)	US	(0.73)	US	(0.39)
Production (HBMS contained metal in concentrate)[4]
Copper	(tonnes)		14,264		14,913		40,490		38,753
Zinc	(tonnes)		18,160		18,091		54,246		58,194
Gold	(troy oz.)		24,749		23,789		67,551		64,801
Silver	(troy oz.)		233,868		205,522		630,601		633,613
Metal Sold
Copper	Cathode & anodes (tonnes)		—		2,797		481		31,745
	Payable metal in concentrate (tonnes)		15,222		6,321		38,544		6,864
Zinc	Refined [5](tonnes)		23,587		25,698		73,946		77,741
Gold	Contained in slimes & anode (troy oz.)		—		6,296		2,324		53,920
	Payable metal in concentrate (troy oz.)		21,784		10,789		59,921		11,781
Silver	Contained in slimes & anode (troy oz.)		—		53,695		30,313		768,223
	Payable metal in concentrate (troy oz.)		147,825		85,044		486,884		96,264

[1]	Attributable to owners of the Company.
[2]	Refer to page 29 for non-IFRS measures. Cash costs on a co-product basis have not been presented for 2010 as the smelter was in operation for a portion of 2010.
[3]	Before changes in non-cash working capital.
[4]	Metal reported in concentrate is prior to refining losses or deductions associated with smelter terms.
[5]	Zinc sales include sales to our Zochem facility of 6,848 tonnes in the third quarter of 2011. Zochem had sales of 7,880 tonnes of zinc oxide.

Recent Developments

•	Disposition of Fenix project in Guatemala

On September 9, 2011, we sold our interest in the Fenix ferro-nickel project in Guatemala to the Solway Group for consideration of approximately US$140 million in cash at closing. We will also receive $30 million upon the satisfaction of certain conditions during the course of Solway’s development of the project. The Fenix project and related entities were recorded as discontinued operations in the interim financial statements.

•	Acquisition of HudBay Peru (formerly Norsemont Mining Inc.) completed

On July 5, 2011, we completed a compulsory acquisition of the remaining common shares of HudBay Peru that we did not already own. We now own 100% of HudBay Peru’s issued and outstanding common shares. We had previously acquired a 90.5% interest in HudBay Peru on March 1, 2011.

•	Dividend paid

Semi-annual dividend in the amount of $0.10 per common share paid on September 30, 2011 to shareholders of record on September 15, 2011.

•	Sale of Zochem

On November 1, 2011 we sold Zochem, our zinc oxide production facility, to a third party for cash consideration of approximately $15 million, subject to customary working capital adjustments. As at September 30, 2011, we classified Zochem’s assets and liabilities as held for sale in our interim financial statements.

OPERATIONS REVIEW

Constancia Feasibility Study Optimization Ongoing

Our previously announced $116 million pre-construction program for Constancia is progressing well. The program contemplates early equipment procurement for long lead items, a resource model update, metallurgical review, pit optimization study, geotechnical and condemnation drilling.

Front End Engineering and Design are well advanced and orders for the grinding mills and other long-lead time items are expected to be completed during the fourth quarter. The new resource model on the main pit is also being incorporated into the new project economic model which will form the basis of the formal project commitment recommendation to our Board of Directors, expected in the first quarter of 2012.

Constancia Exploration Results

Two exploration drilling rigs continued at Pampacancha, south of previously reported Hole PO-11-072, which intersected two main intervals of mineralization, including 121.45 metres of 1.62% copper, 13.62 g/t silver and 1.02 g/t gold and 87.50 metres of 0.46% copper, 2.30 g/t silver and 0.22 g/t gold. Assays from Hole PO-11-086 intercepted 49 metres with 1.83% copper and 0.95 g/t gold, which demonstrates the continuity of high grade copper and gold mineralization in the Pampacancha deposit. HudBay expects to announce a NI 43-101 mineral resource estimate at Pampacancha in early 2012.

In June and July of 2011 a Titan 24 IP/DC/MT survey was completed over the Constancia property on eight reconnaissance lines for a total of 38.4 kilometres. The survey was designed to test the response from Constancia to create a target template to be used elsewhere in the region. HudBay also used this system to test the limits of the company’s geophysical knowledge beyond the depth of investigation as the previous conventional survey methods were somewhat limited. Several targets have been identified near surface and at depth at the Chilloroya and Pampacancha prospects including one near Constancia. These targets are currently in the interpretation/planning stages. Drill testing of these targets will begin in 2012.

For additional detail on Pampacancha and the Constancia project generally, please refer to NI 43-101 technical report filed by HudBay Peru Inc. (formerly Norsemont Mining Inc.) entitled “Norsemont Mining Constancia Project Technical Report 21 February 2011” available at www.sedar.com and available at www.sedar.com and the company’s press release dated June 14, 2011 entitled “HudBay Minerals Intersect 2.4% Copper Equivalent Over 120 Meters at Constancia’s Pampacancha Deposit.”

Lalor Construction Advancing

On July 5, 2011, our board of directors authorized an additional $144 million in expenditures to construct a new concentrator and paste backfill plant at the Lalor site. This change in capital expenditures increases the overall budget to $704 million, which consists of $441 million for the construction of the mine and associated infrastructure and $263 million for a concentrator and backfill plant adjacent to the main production shaft. The total expenditures include approximately $166 million spent on the project to September 30, 2011. The new concentrator will have a milling capacity of 4,500 tonnes per day and is expected to allow for reduced operating costs, improved economies of scale and efficiencies as opposed to upgrading the current Snow Lake concentrator

We expect the remaining capital spending to occur over the 2011-2014 period as follows:

(in $ millions)
2011 - Q4	$40
2012	153
2013	200
2014	145

Total	$538

The Lalor project has now gone over 693 days without a lost time accident. The company continues to make significant progress on the planned 3,200 metre access ramp at the Lalor project, having advanced close to 2,900 metres since the start of the project in December 2009. By the fourth quarter of 2011, the ramp is intended to extend to the 810 metre base of the ventilation shaft, which is now approximately 23% complete. By early 2012, diamond drilling from underground will commence for the first time at Lalor. Initial drilling will focus on delineating the first ore production and finalizing infrastructure development. Initial ore production up the ventilation shaft is expected by the middle of 2012.

Construction is progressing well on the main site with the water treatment plant building completed and electrical and mechanical installation ongoing. The main shaft collar presink has been completed and the sinking galloway for the main shaft sinking was put in place mid-October. The bin house steel, waste bunker and the hoist house are well advanced. Work over the next few months will be focused on the headframe steel erection and cladding. Detailed engineering around the design of the new concentrator is underway with procurement expected to commence early in 2012.

Two drills continued to operate near the Lalor project testing geophysical targets. These drills will continue to operate for the remainder of the year. The targets being tested are peripheral to the Lalor deposit and are part of a program exploring for new zones of mineralization.

Reed Copper Deposit

Base Metal Zone Mineral Resource – March 31, 2011 1

Category	Tonnes (Millions)	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)
Indicated	2.55	0.6	7.9	4.5	0.9
Inferred	0.17	0.4	4.5	4.3	0.5

[1]	Mineral resources that are not mineral reserves do not have demonstrated economic viability.

We submitted applications for key development permits for the Reed copper deposit to the Manitoba government in the third quarter. Approval of these permits could allow for early site development. A preliminary economic assessment study is expected to be completed in the fourth quarter.

Two exploration drills have been operating within three kilometres of the Reed copper deposit targeting regional geophysical anomalies. The drills also followed up on the intersection in Hole RLE006, which intersected 7.18 metres of 7.44% copper. These results included 3.95 metres of 9.31% copper, 1.87% zinc, 3.59 g/t gold and 35.53 g/t silver from Hole RLE021 and 4.15 metres of 2.16% copper, 0.18% zinc, 0.71 g/t gold and 8.01 g/t silver from Hole RLE022. Drilling will be shutdown during October but will resume drilling once winter conditions allow access to the area.

FINANCIAL REVIEW

Impairments caused loss in the third quarter of 2011

In the third quarter, we recorded a loss of $41.1 million, as compared to a loss of $1.7 million for the third quarter of 2010. Year-to-date, we recorded a loss of $197.9 million as compared to a profit of $13.1 million for the same period in 2010. For an explanation of classification of expenses on our income statement, refer to “Adoption of IFRS” on page 33. Significant variances affecting the third quarter results compared to the same period in 2010 are as follows:

(in $ millions)	Three Months Ended Sep. 30, 2011	Nine Months Ended Sep. 30, 2011
Increase (decrease) in components of profit or loss:
Revenues	44.6	40.1
Cost of sales
Depreciation and amortization	(0.1)	15.4
Impairment loss	(5.9)	(5.9)
Other cost of sales	(32.6)	0.2
Selling and administrative expenses	1.5	(11.4)
Exploration and evaluation	4.2	14.2
Other operating income	0.1	2.6
Other operating expenses	0.2	3.4
Finance income	(0.1)	2.1
Finance expenses	(0.9)	(2.2)
Other finance (gains) losses	4.0	(1.4)
Tax	(38.5)	(42.9)

(Decrease) increase in profit from continuing operations compared to the same period in 2010	(23.5)	14.2

Increase in loss from discontinued operations	(15.9)	(225.2)

Decrease in profit for the period	(39.4)	(211.0)

The decline in profit during the three month period was as a result of losses of $22.5 million recognized on disposal of the Fenix project, impairment losses recognized on the Group’s Zochem operations of $5.9 million available for sale investments of $2.5 million and a write-down of inventory to net realizable value of $5.4 million, in addition to deferred tax expenses totaling $19.0 million related to changes in Peruvian mining tax rates and $7.9 million related to the impact of the change in discount rates on decommissioning and restoration liabilities. Profits from continuing operations for the first nine months increased as a result of higher revenue resulting from increased commodity prices and sales volumes. The significant decline in profit for the period for the nine month period was primarily due to the non-cash impairment loss of $212.7 million which was recognized on the Fenix project in the second quarter.

Revenue increased in the third quarter of 2011

Total revenue for the third quarter was $212.3 million; $44.6 million higher than the same quarter in 2010. Year-to-date revenue was $636.5 million, $40.1 million higher than the same period in 2010. These variances are due to the following:

(in $ millions)	Three Months Ended Sep. 30, 2011	Nine Months Ended Sep. 30, 2011
Metal prices[1]
Higher copper prices	2.9	58.0
Higher zinc prices	6.1	12.3
Higher gold prices	8.2	25.5
Sales volumes
Higher (lower) copper sales volumes	49.2	3.6
Higher (lower) zinc sales volumes	(4.8)	(8.9)
Higher (lower) gold sales volumes	7.9	(5.3)
Other
Unfavourable change in foreign exchange	(10.0)	(33.4)
Other volume and pricing differences	(9.9)	6.3
Treatment and refining charges	(5.0)	(18.0)

Increase in net revenues in 2011 compared to 2010	44.6	40.1

[1]	See discussion below for further information regarding metal prices

Our revenue, segmented by significant product type is summarized below:

	Three Months Ended		Nine Months Ended
(in $ millions)	Sep. 30 2011	Sep. 30 2010	Sep. 30 2011	Sep. 30 2010
Copper	122.7	75.4	337.8	293.4
Zinc	35.1	43.7	117.2	135.1
Gold	37.5	22.8	96.2	80.8
Silver	5.9	3.0	18.9	16.0
Other	20.6	27.5	91.6	78.3

Gross revenue	221.8	172.4	661.7	603.6
Less: treatment and refining charges	(9.5)	(4.6)	(25.2)	(7.2)

Revenue	212.3	167.8	636.5	596.4

Our realized prices for the third quarter of 2011 are summarized below:

			Realized prices[1] for quarter ended			Realized prices[1] for nine months ended
		LME Q3 2011[2]	Sep. 30 2011	Sep. 30 2010	LME YTD 2011 [2]	Sep. 30 2011	Sep. 30 2010
Prices in US$
Copper	US$/lb.	4.08	3.75	3.60	4.20	4.02	3.32
Zinc[3]	US$/lb.	1.01	1.06	0.96	1.04	1.08	1.01
Gold	US$/troy oz.	1,700	1,776	1,283	1,530	1,584	1,186
Silver	US$/troy oz.	38.79	41.25	21.06	36.21	37.44	17.85
Prices in C$
Copper	C$/lb.	4.00	3.66	3.75	4.11	3.93	3.45
Zinc[3]	C$/lb.	0.99	1.04	1.00	1.02	1.06	1.05
Gold	C$/troy oz.	1,667	1,732	1,336	1,496	1,546	1,230
Silver	C$/troy oz.	38.02	40.22	21.93	35.41	36.53	18.52
Exchange rate	US$1 to C$		0.98	1.04		0.98	1.04

[1]

Realized prices exclude refining and treatment charges and are on the sale of finished metal or metal in concentrate. Realized prices for copper in 2010 reflect an average of prices realized for copper cathode and spent anode sales and sales of contained copper in concentrate. Realized prices for gold and silver in 2010 reflect an average of prices realized for precious metal slimes and spent anode sales and sales of contained gold and silver in concentrate.

[2]	London Metal Exchange (“LME”) average for copper, zinc and gold prices. London Spot US equivalent for silver prices.
[3]

Zinc revenues include unrealized fixed price zinc hedges not included in the above realized prices. For the quarter, the unrealized components of our metal swap cash flow hedges resulted in a loss of US$0.06/lb. for zinc. Refer to “Base Metal Price Strategic Risk Management” on page 22.

The price, quantity and mix of metals sold, along with movements in the Canadian dollar, affect our revenue, operating cash flow and profit. Revenue from metal sales can vary from quarter to quarter due to production levels, shipping volumes, and transfer of risk and title with customers.

Outlook (see Forward-Looking Information - page 2)

Revenues will continue to be affected by the volume of purchased zinc concentrates and the market prices of copper, zinc, gold and silver, together with fluctuation of the US dollar exchange rate compared to the Canadian dollar. Average market prices for copper and gold in 2011 to date have been higher than average prices in 2010, although copper and zinc prices have recently declined to near average 2010 levels as a result of global economic uncertainty.

In addition, we expect the sale of excess copper concentrate inventory over the balance of 2011 will result in higher copper and gold sales quantities in 2011 compared to 2010, assuming that we achieve our production objectives.

Cost of sales increased in the third quarter of 2011

	Three Months Ended		Nine Months Ended
($000s)	Sep. 30 2011	Sep. 30 2010	Sep. 30 2011	Sep. 30 2010
Non-IFRS detailed cost of sales[1]
Mines
777	13,409	12,364	40,159	39,153
Trout Lake	10,404	9,704	34,323	27,810
Chisel North	5,304	4,999	16,998	10,467
Concentrators
Flin Flon	6,000	6,211	19,581	17,143
Snow Lake	1,194	1,798	3,942	3,285
Metallurgical plants
Zinc plant	19,205	18,116	59,488	54,375
Copper smelter	—	—	—	20,896
Zochem	2,952	5,511	14,242	20,281
Other
Services and site administration	14,183	12,285	41,243	35,225
Purchased concentrate (before inventory changes)	14,578	12,889	41,863	30,202
HBMS employee profit sharing	4,933	2,913	13,669	10,597
Net profits interest	6,034	6,481	16,467	13,846
Distribution, anode freight and refining	15,238	7,348	34,303	22,211
Other	1,112	909	1,859	5,086
Changes in domestic inventory	893	(13,372)	(1,763)	31,344
Depreciation and amortization	27,166	27,111	78,624	94,052
Inventory write-down	5,351	—	5,351	—
Asset impairment	5,878	—	5,878	—

Cost of sales, per financial statements	153,834	115,267	426,227	435,973

[1]	Refer to “Non-IFRS Measures” on page 29.

Total cost of sales for the quarter was $153.8 million, reflecting an increase of $38.6 million from the third quarter of 2010, due mainly to impairment losses of $5.9 million recognized related to Zochem and $5.4 million related to write-downs of zinc inventories, increases of $7.9 million related to distribution, anode freight and refining and $14.2 million related to changes in inventory.

Year-to-date cost of sales was $426.2 million, reflecting a decrease of $9.7 million from year-to-date 2010, resulting mainly from decreases from changes in inventory of $33.1 million, elimination of smelter costs of $20.9 million, reduction of depreciation of $15.4 million offset in part by increases in distribution, anode freight and refining of $12.1 million and increases in zinc concentrate purchases of $11.7 million as well as increases of $13.0 million for Trout lake and Chisel North mines.

		Three Months Ended		Nine Months Ended
Unit Operating Costs		Sep. 30 2011	Sep. 30 2010	Sep. 30 2011	Sep. 30 2010
Mines
777	$/tonne	36.58	33.13	36.20	34.84
Trout Lake	$/tonne	84.53	69.91	90.28	65.95
Chisel North	$/tonne	83.95	75.35	85.25	64.84

Total Mines	$/tonne	52.67	46.80	54.16	45.18
Concentrators
Flin Flon	$/tonne	11.23	12.28	12.92	11.09
Snow Lake	$/tonne	31.00	26.54	26.78	23.13
Metallurgical Plant
Zinc Plant	$/lb. Zn	0.334	0.315	0.347	0.335

For the third quarter, other significant variances in expenses for 2011 as compared to 2010 include the following:

•

Selling and administrative expenses decreased by $1.5 million compared to the same period in 2010, totaling $7.6 million for the third quarter of 2011. The decrease was mainly due to a reduction in share-based compensation expense caused by lower share prices during the period.

•

Exploration and evaluation decreased by $4.2 million to $14.1 million in the third quarter of 2011. In 2010, we expensed costs relating to Lalor, as it was in the exploration and evaluation stage. In 2011, the project fulfilled the criteria of a development project, and we began capitalizing Lalor costs.

•

Other finance gains/losses increased from a loss of $0.4 million in the third quarter of 2010 to a gain of $3.6 million in the third quarter of 2011. The increase in the gain was mainly driven by foreign exchange gains of $7.9 million offset by mark-to-market losses on warrants and impairment of available-for-sale investments totaling $4.6 million.

For the year to date, other significant variances in expenses from operations for 2011 as compared to 2010 include the following:

•

Selling and administrative expenses increased by $11.4 million, totaling $29.8 million year-to-date 2011. The increase was mainly due to costs of $5.8 million arising from the acquisition of HudBay Peru in the first quarter of 2011, severance costs in the second quarter, a higher headcount and corporate development costs, partially offset by a decrease in stock-based compensation expense.

•

Exploration and evaluation decreased by $14.2 million to $36.6 million year-to-date in 2011. The main contributor to the decrease is the change in status of Lalor from exploration and evaluation stage to development stage.

•	Other operating income increased by $2.6 million, mainly as a result of a gain recognized on our sale of WPCR during the second quarter of 2011.

•

Other operating expenses decreased by $3.4 million to $8.3 million. In the second quarter of 2010, we recognized an expense of $5 million related to an additional decommissioning and restoration obligation at Balmat. Partially offsetting this, discount rates for decommissioning and restoration liabilities dropped more significantly over the third quarter of 2011 as compared to the third quarter of 2010, resulting in higher increase in other operating expense related to the decommissioning and restoration liabilities recognized for properties that have no remaining useful lives.

•	Finance income increased by $2.1 million, mainly due to higher interest rates on cash and cash equivalents.

•

Other finance gains/losses decreased by $1.4 million, mainly due to impairment of available-for-sale investments of $3.9 million offset by a foreign exchange gain of $4.2 million compared to a foreign exchange loss of $4.2 million in 2010, offset by a decrease in mark-to-market of warrants of $5.3 million.

Tax Expense

During the nine months ended September 30, 2011, tax expense increased by $42.9 million compared to the same period in 2010.

	Three Months Ended		Nine Months Ended
	Sep. 30 2011	Sep. 30 2010	Sep. 30 2011	Sep. 30 2010
	($000s)
Non-cash - income tax expense (benefit) [1]	$13,638	$1,505	$13,879	$240
Non-cash - mining tax expense (benefit) [1]	31,047	775	31,750	746

Total non-cash tax expense	44,685	2,280	45,629	986

Estimated current taxes payable - income tax	12,333	7,221	35,903	33,262
Estimated current taxes payable - mining tax	(3,493)	5,539	16,770	21,106

Total estimated current taxes payable	8,840	12,760	52,673	54,368

Tax expense	$53,525	$15,040	$98,302	$55,354

[1]	Non-cash tax expenses represent our draw-down/increase of non-cash future income and mining tax assets/liabilities.

Income Tax Expense

Our effective income tax rate on profit from continuing operations for year-to-date 2011 was approximately 35.8% (year-to-date 2010 - 40.8%). As a result, year-to-date, we recorded a net income tax expense of $49.8 million.

Based on the statutory income tax rate of 29.2%, we would have expected to record a tax expense of approximately $40.6 million based on profit from continuing operations before tax of $139.2 million; however we recorded a tax expense of $49.8 million (year-to-date 2010 - tax expense of $33.5 million). The significant items causing the Company’s effective income tax rate to be different than the 29.2% statutory income tax rate include:

•	HudBay Peru transaction costs of $5.7 million which are not deductible for income tax purposes.

•

Increases to our decommissioning and restoration liabilities resulting from a significant decrease in discount rates required us to record a corresponding non-cash increase to property, plant and equipment. We recognized deferred tax expense of $7.9 million related to the increase in the property, plant and equipment; however, we did not recognize a deferred tax recovery related to the increase in the decommissioning and restoration liabilities because we determined we are not more likely than not to realize the benefit of the recovery.

•

Certain of our foreign operations recorded losses of $5.8 million (year-to-date 2010 - $10.3 million). These losses cause deductible temporary differences. We have determined that we are not more likely than not to realize the benefit related to these deductible temporary differences; accordingly we have not recorded a related deferred tax asset.

Mining Tax Expense

Manitoba

The Province of Manitoba imposes mining tax on net earnings related to the sale of mineral products mined in Manitoba (mining taxable profit) at the following rates:

•	10% of total mining taxable profit if mining profit is $50 million or less;

•	15% of total mining taxable profit if mining profits are between $55 million and $100 million; and

•	17% of total mining taxable profit if mining profits exceed $105 million.

We have accumulated mining tax pools over the years and recorded the related benefits as future mining tax assets. We estimate that the tax rate that will be applicable when temporary differences reverse will be 17%.

Based on the statutory mining tax rate of 17%, we would have expected to record a tax expense of approximately $23.7 million based on profit from continuing operations before tax of $139.2 million; however, we recorded a tax expense of $48.5 million (year to date 2010 tax expense of $21.8 million) mainly as a result of the change in Peruvian mining taxes below. Year to date 2011, our effective rate for mining taxes was approximately 34.8% (year to date 2010 - 26.6%). Effective mining tax rates can vary significantly based on the composition of our earnings and the expected amount of mining taxable profits. Corporate costs and costs related to foreign operations are not deductible in computing mining profits.

Peru

In the third quarter, the Peruvian government enacted a new mining tax (the “Special Mining Tax”) that will be imposed on the mining sector in parallel with the existing royalty regime, which in turn will be amended in order to be applied on companies´ operating income, rather than sales (the “Modified Royalty”). The addition of the Special Mining Tax and the changes to the Modified Royalty require us to record deferred tax expense at the tax rate we expect to apply when temporary differences reverse. We recorded deferred tax expense of $19.0 million in the third quarter related to these tax changes.

TREND ANALYSIS AND QUARTERLY REVIEW

The following table sets forth selected consolidated financial information for each of our eight most recently completed quarters.

	2011			2010				2009 [1]
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
	($000s)
Revenue	212,335	246,823	177,345	184,607	167,778	187,341	241,306	166,673
Profit (loss) before tax	37,473	67,368	34,371	26,596	22,415	15,969	43,689	11,857
(Loss) profit from continuing operations	(16,052)	41,092	15,870	13,696	7,374	165	19,180	7,171
(Loss) profit from discontinued operations	(25,031)	(212,970)	(783)	(5,826)	(9,119)	4,134	(8,587)	194
(Loss) profit	(41,083)	(171,878)	15,087	7,869	(1,743)	4,299	10,593	7,365
(Loss) earnings per share:
Basic	(0.23)	(0.97)	0.11	0.07	(0.01)	0.03	0.07	0.05
Diluted	(0.23)	(0.97)	0.11	0.07	(0.01)	0.03	0.07	0.05

[1]

We adopted IFRS in fiscal 2011 with a transition date of January 1, 2010. The quarterly data for 2009 is presented in conformity with Canadian GAAP and has not been restated under IFRS. Accordingly, it may not be comparable with the information for fiscal 2010 and 2011. See “Adoption of IFRS” on page 33 for a description of the significant differences between Canadian GAAP and IFRS for HudBay.

In the third quarter of 2011, we recorded a loss mainly as a result of higher deferred tax expense of $26.9 million arising from changes in Peruvian mining tax rates and an increase in the present value of decommissioning and restoration obligations, together with a loss of $22.5 million on disposal of the Fenix project. In the second quarter of 2011 we recognized an impairment loss of $212.7 million on the Fenix project.

Profits in 2010 were affected by increased expenditures on Lalor. Under IFRS, we expensed Lalor costs in 2010, as a reserve statement had not been completed until December 31, 2010, at which time we began to capitalize costs directly attributable to developing Lalor. 2010 revenues were significantly higher compared to 2009 due to higher copper and zinc prices, offset by lower sales volumes and a stronger Canadian dollar.

The price, quantity and mix of metals sold, along with movements in the Canadian dollar, affect our revenue, operating cash flow and earnings. Revenue from metal sales can vary from quarter to quarter due to production levels, shipping volumes, and risk and title transfer terms with customers.

FINANCIAL CONDITION, CASH FLOWS, LIQUIDITY AND CAPITAL RESOURCES

Financial Condition

Financial Condition as at September 30, 2011 as compared to December 31, 2010

Cash and cash equivalents decreased by $30.6 million from December 31, 2010 to $871.1 million as at September 30, 2011. The decrease in our cash and cash equivalents during 2011 was due mainly to our acquisition of HudBay Peru, payment of taxes, dividends and capital expenditures, and the purchase of strategic investments, partially offset by proceeds from the sale of Fenix. We hold our cash and cash equivalents in low-risk, liquid investments with major Canadian financial institutions.

Working capital decreased by $22.7 million to $860.8 million from December 31, 2010 to September 30, 2011. In addition to the lower cash and cash equivalents position, receivables decreased by $44.4 million due to timing of payments and inventory decreased by $19.7 million. Taxes payable decreased due to payments that were made during the quarter (including changes to Zochem which is classified as assets held for sale at September 30, 2011). Offsetting these decreases in current assets were decreases in current liabilities; in particular, other liabilities decreased by $39.2 million as we recognized previously deferred revenue.

Cash Flows

The following table summarizes our cash flows for the three and nine months ended September 30, 2011 and September 30, 2010.

	Three Months Ended		Nine Months Ended
($000s)	Sep. 30 2011	Sep. 30 2010	Sep. 30 2011	Sep. 30 2010
Profit before tax	37,473	22,416	139,212	82,075
Loss from discontinued operations	(25,031)	(9,119)	(238,784)	(13,572)
Items not affecting cash	60,828	24,271	320,364	89,729

	73,270	37,568	220,792	158,232
Net change in non-cash working capital items	23,076	(12,061)	20,701	5,252
Taxes paid	(17,886)	(6,619)	(88,377)	(8,857)

Cash generated by operating activities	78,460	18,888	153,116	154,627
Cash used in investing activities	56,511	(63,002)	(152,323)	(115,073)
Cash used in financing activities	(17,111)	(13,514)	(34,438)	(72,859)
Effect of movement in exchange rates on cash and cash equivalents	5,519	(2,411)	3,041	(1,770)

Increase (decrease) in cash and cash equivalents	123,379	(60,039)	(30,604)	(35,075)

Operating cash flow before changes in non-cash working capital[1]	58,316	25,597	168,119	136,387

[1]	Refer to non-IFRS measures on page 29.

Cash Flow from Operating Activities

Operating cash flow before changes in non-cash working capital (refer to non-IFRS measures on page 29) increased to $58.3 million from $25.6 million in 2010 mainly as a result of higher sales volumes and higher prices received for copper and gold. Including the effect of changes in non-cash working capital (including taxes receivable and payable), operating activities generated $78.5 million of cash flows in the third quarter, representing a $59.6 million increase compared to the same period in 2010. This increase was mainly driven by stronger sales volumes and higher metal prices together with favourable movements in non-cash working capital balances. Year-to-date operating cash flow before changes in non-cash working capital was $168.1 million, reflecting an increase of $31.7 million from the same period in 2010.

Cash Flow from Investing and Financing Activities

During the third quarter of 2011, our investing and financing activities generated cash of $39.4 million, primarily driven by proceeds of $136.9 from the disposition of Fenix, offset by capital expenditures of $69.2 million, the acquisition of $8.7 million in strategic investments and the payment of $17.2 million in common dividends

Year-to-date, we used $186.8 million in investing and financing activities as we invested in Lalor and acquired HudBay Peru.

Capital Expenditures

The following summarizes cash additions1 to capital assets for the periods indicated:

	Three Months Ended		Nine Months Ended
(in $ millions)	Sep. 30 2011	Sep. 30 2010	Sep. 30 2011	Sep. 30 2010
Plant and Equipment	7.4	15.4	24.7	44.1
Capital Development	3.3	6.3	12.9	28.7
Capitalized Exploration	5.5	5.4	12.2	7.2
Capitalized Fenix Project	—	0.4	7.2	1.9
Capitalized Lalor Project	46.7	4.7	113.6	6.7
Capitalized Constancia Project	20.0	—	24.9	—

	82.9	32.2	195.5	88.6
Less: capital accruals	(13.7)	(1.8)	(25.4)	(4.9)

Total	69.2	30.4	170.1	83.7

[1]	Excludes non-cash additions such as changes resulting from estimates relating to decommissioning and restoration liabilities and capitalized depreciation.

Our capital expenditures for the nine months ended September 30, 2011 was $86.4 million higher than the same period in 2010, primarily due to higher capitalized expenditures at Lalor. Reduced sustaining capital expenditures were partially offset by capitalized expenditures at Lalor and Constancia.

	Three Months Ended		Nine Months Ended
(in $ millions)	Sep. 30 2011	Sep. 30 2010	Sep. 30 2011	Sep. 30 2010
777 Mine	3.7	4.0	16.2	14.8
Trout Lake Mine	—	2.5	—	11.3
Chisel North Mine	0.1	0.8	0.5	8.6
Flin Flon and Snow Lake Concentrators	0.1	0.3	0.4	1.8
Flin Flon and Snow Lake Other	4.9	9.1	14.2	26.3
Zinc Plant	2.2	2.9	3.3	8.5
Other	—	5.5	5.2	6.1

Sustaining capital expenditures	11.0	25.1	39.8	77.4

Lalor Project	46.7	4.7	113.6	6.7
Fenix Project	—	0.4	7.2	1.9
Constancia Project	20.0	—	24.9	—
777 North	1.8	1.8	6.4	1.8
Back Forty Project	3.4	0.2	3.6	0.8

Growth capital expenditures	71.9	7.1	155.7	11.2

Less: capital accruals	(13.7)	(1.8)	(25.4)	(4.9)

Total	69.2	30.4	170.1	83.7

Liquidity

We have US$300 million revolving credit facility with a syndicate of banks. As at September 30, 2011, we were in compliance with all financial covenants required by such facilities. As at September 30, 2011, we had $61.2 million in letters of credit outstanding which would otherwise have been secured with cash and cash equivalents.

Our cash and cash equivalents balance of $871.1 million provides a substantial cushion against unanticipated demands on liquidity, although expenditures on the Lalor Project and the Constancia Project are expected to utilize part of this cash balance. We are pursuing long-term debt financing to maintain our financial flexibility in anticipation of a formal decision in early 2012 to commence construction at Constancia.

Capital Commitments

As at September 30, 2011, we had outstanding capital commitments of approximately $133 million related to our Lalor Project and $32 million related to our Constancia Project, including amounts pursuant to contracts the Group is able to terminate upon relatively short notice.

RISK MANAGEMENT

From time to time we maintain price protection programs and conduct commodity price risk management to reduce risk through the use of financial instruments.

Base Metal Price Strategic Risk Management

Our strategic objective is to provide our investors with exposure to base metal prices, unless a reason exists to implement a hedging arrangement. We may hedge base metal prices from time to time to ensure we will have sufficient cash flow to meet our growth objectives, or to maximize debt capacity (and correspondingly minimize equity dilution) to the extent that third party financing may be needed to fund growth initiatives. However, we will generally prefer to raise financing for attractive growth opportunities through equity issuance if the only alternative is to engage in a substantial amount of strategic metal price hedging. We may also hedge base metal prices to manage the risk of putting higher cost operations into production or the risk associated with provisional pricing terms in concentrate purchase and sales agreements.

In October 2009, we implemented a price protection program for the restart of our Chisel North mine. We entered into zinc commodity swap contracts with an average volume of approximately 2.0 million pounds of zinc per month for the period May 2010 through July 2012, at an average price of approximately $1.01 per pound. This volume represents approximately 50% of the anticipated production from Chisel North. Hedge accounting was applied to these transactions.

Zinc and Zinc Oxide Customer Risk Management

To provide a service to customers who purchase zinc and zinc oxide from our plants and require known future prices, we enter into fixed price sales contracts. To ensure that we continue to receive a floating or unhedged realized zinc price, we enter into forward zinc purchase contracts that effectively offset the fixed price sales contracts with our customers.

Foreign Exchange Risk Management

In October 2009, we also entered into foreign exchange forwards to hedge anticipated US dollar revenues. We agreed to sell US dollars and purchase C$1.45 million per month for the same period as the zinc swap contracts described above, at an average rate of approximately C$1.07 per US dollar. Hedge accounting was applied to these transactions.

Hedging Gains and Losses

During the nine months ended September 30, 2011, we reclassified pre-tax net gains of $0.2 million from other comprehensive income (“OCI”) to profit related to the zinc and foreign exchange hedges described above. Of the $1.0 million pre-tax losses in the hedging reserve at September 30, 2011, $1.0 million will be reclassified to the income statement in the next twelve months.

OPERATIONS OVERVIEW

Mines

		Three Months Ended		Nine Months Ended
Mines		Sep. 30 2011	Sep. 30 2010	Sep. 30 2011	Sep. 30 2010
777
Ore	tonnes	366,566	373,216	1,109,393	1,123,833
Copper	%	3.23	3.26	3.18	2.77
Zinc	%	3.66	3.57	3.60	4.05
Gold	g/tonne	2.50	2.15	2.30	2.06
Silver	g/tonne	28.48	25.22	25.68	26.06
Trout Lake
Ore	tonnes	123,089	138,813	380,206	421,718
Copper	%	1.91	2.73	2.12	2.43
Zinc	%	3.00	2.40	3.40	2.80
Gold	g/tonne	1.23	1.74	1.13	1.37
Silver	g/tonne	13.51	10.16	12.41	12.58
Chisel North Zinc Ore
Ore	tonnes	40,669	66,343	148,316	146,106
Zinc	%	10.64	6.53	7.82	7.11
Chisel North Copper Ore
Ore	tonnes	22,516	—	51,083	—
Copper	%	1.40	—	1.50	—
Zinc	%	1.98	—	2.31	—
Gold	g/tonne	1.70	—	2.19	—
Silver	g/tonne	17.57	—	22.05	—
Total Mines [1]
Ore	tonnes	552,840	578,372	1,688,998	1,691,657
Copper	%	2.64	2.79	2.63	2.47
Zinc	%	3.96	3.63	3.88	4.00
Gold	g/tonne	2.06	1.87	1.89	1.78
Silver	g/tonne	25.94	22.71	23.14	22.87

[1]	For unit operating costs, refer to page 14.

777 Mine

Ore production at our 777 mine for the third quarter was 2% lower, as compared to the same period in 2010. The copper grade was lower by 1%, and the zinc grade was higher by 3%, due to the areas we mined during the quarter. The gold grade was 16% higher, and the silver grade was 13% higher, also due to the areas mined in the quarter. Operating costs per tonne of ore in the third quarter of 2011 at $36.58 were 11% higher as compared to the same period in 2010, primarily due to higher operating development costs.

Ore production at the 777 mine for year-to-date 2011 decreased by 1% compared to 2010. Compared with grades in 2010, the copper grade was 15% higher, zinc grade was 11% lower, gold grade was 12% higher and silver grade was 1% lower. The higher copper grades are attributed to the areas mined. Operating costs at $36.20 per tonne of ore were 4% higher as compared to 2010.

Trout Lake Mine

Ore production at Trout Lake for the third quarter of 2011 was 11% lower as compared to the same quarter in 2010. The decrease in production was in line with expectations for the quarter, and Trout is expected to exhaust its reserves in mid-2012. Copper grade was 30% lower and zinc grade was 25% higher due to the areas mined during the quarter. Also due to the areas mined, gold grade was 29% lower and silver grades were 33% higher. Operating costs per tonne of ore were 21% higher as compared to the third quarter of 2010, as we are directly expensing more development costs due to Trout’s short remaining mine life. We expect development activities will be lower during the fourth quarter of the 2011.

Ore production at Trout Lake decreased by 10% for year-to-date 2011 compared to year-to-date 2010. Copper grade was 13% lower due to difficulty in mining some pillars. Zinc grade was 21% higher, gold grade was 18% lower and silver grade was 1% lower. Operating costs per tonne of ore mined were 37% higher, as we expensed all development costs in 2011 due to the short remaining reserve life.

Chisel North Mine

On October 9, 2009, we announced that we would restart operations at our Chisel North mine in Snow Lake and commenced full production in the second quarter of 2010.

Ore production at Chisel North for the third quarter of 2011 was 63,185 tonnes and was in line with expectations for the quarter. We mined 40,669 tonnes of zinc ore at a grade of 10.6% for processing at the Snow Lake concentrator, as well as 22,516 tonnes of copper ore for processing at the Flin Flon concentrator. Operating cost per tonne of ore was $83.95 an increase of 11% as compared to the same quarter in 2010.

Ore production at Chisel North for year-to-date 2011 was 36% higher compared to year-to-date 2010, mostly due to the full year-to-date operation in 2011 and the additional production of copper ore. Zinc ore grade was 10% higher. Operating cost per tonne was 31% higher, related primarily to the higher cost of underground consumables, increased maintenance costs and higher development costs.

Concentrators

		Three Months Ended		Nine Months Ended
Concentrators		Sep. 30 2011	Sep. 30 2010	Sep. 30 2011	Sep. 30 2010
Flin Flon Concentrator
Ore	tonnes	534,222	505,857	1,515,032	1,545,866
Copper	%	2.82	3.11	2.84	2.67
Zinc	%	3.36	3.27	3.47	3.72
Gold	g/tonne	2.10	2.02	1.99	1.89
Silver	g/tonne	23.81	21.31	22.08	22.49
Copper concentrate	tonnes	58,779	58,835	164,294	155,520
Concentrate grade	% Cu	24.27	25.35	24.65	24.92
Zinc concentrate	tonnes	28,582	26,359	85,319	92,833
Concentrate grade	% Zn	52.05	52.15	51.38	52.21
Copper recovery	%	94.7	94.9	94.1	93.9
Zinc recovery	%	82.9	83.0	83.4	84.2
Gold recovery	%	68.9	72.5	70.1	69.9
Silver recovery	%	57.2	59.3	58.7	56.7
Snow Lake Concentrator
Ore	tonnes	38,506	67,732	147,173	141,997
Zinc	%	8.73	6.64	7.35	7.12
Zinc concentrate	tonnes	6,327	8,751	20,392	19,475
Concentrate grade	% Zn	51.89	49.63	51.05	49.95
Zinc recovery	%	97.6	96.5	96.3	96.3

For unit operating costs, refer to page 14.

		Three Months Ended		Nine Months Ended
		Sep. 30 2011	Sep. 30 2010	Sep. 30 2011	Sep. 30 2010
HBMS contained metal in concentrate
Copper	tonnes	14,264	14,913	40,490	38,753
Zinc	tonnes	18,160	18,091	54,246	58,194
Gold	troy oz.	24,749	23,789	67,551	64,801
Silver	troy oz.	233,868	205,522	630,601	633,613

Flin Flon Concentrator

For the third quarter of 2011, ore processed increased by 6% compared to the same period in 2010. Throughput was restricted in the third quarter of 2010 due to operational start-up delays in the new copper filter plant. Copper head grade was 9% lower and zinc head grade was essentially unchanged. The gold head grade was 4% higher, and the silver head grade was 12% higher. Recovery of copper and zinc to concentrate were marginally lower. Operating cost per tonne of ore processed decreased by 9%, primarily related to volumes.

Ore processed for year-to-date 2011 decreased by 2% compared to 2010 levels. Zinc head grade was 7% lower than last year, while copper head grade was 6% higher, consistent with the ore received from the 777 and Trout Lake mines. Recovery of zinc to concentrate was 1% lower, and copper to concentrate was similar to the same period in 2010. Operating costs per tonne of ore processed were 17% higher, primarily related to higher maintenance and consumable costs.

Snow Lake Concentrator

On October 30, 2009, we announced the restart of the Chisel North mine and concentrator. Full production was reached in the second quarter of 2010.

During the third quarter of 2011 the concentrator treated 38,506 tonnes of zinc ore at a grade of 8.73%, with a recovery of 97.6%. Operating costs for the third quarter were $31.00 per tonne milled an increase of 17% from the same period.

Year-to-date, ore processed was 4% higher in 2011 than in 2010. In 2011, zinc ore head grade was higher by 3%, and zinc recovery to concentrate was essentially unchanged. Year-to-date operating costs at $26.78 per tonne where 16% higher than for 2010.

Metallurgical Plants

Metal Produced and Sold

		Three Months Ended		Nine Months Ended
		Sep. 30 2011	Sep. 30 2010	Sep. 30 2011	Sep. 30 2010
Refined Metal Produced [1]
Metal from HBMS Concentrates
Copper [2]	tonnes	—	—	—	19,770
Zinc	tonnes	17,282	19,877	54,431	58,821
Gold [2]	troy oz.	—	—	—	35,649
Silver [2]	troy oz.	—	—	—	372,372
Metal from HBMS Purchased Concentrates
Copper [2]	tonnes	—	—	—	48
Zinc	tonnes	8,740	6,247	23,364	15,802
Total HBMS Metal Produced
Copper [2]	tonnes	—	—	—	19,818
Zinc	tonnes	26,022	26,124	77,795	74,623
Gold [2]	troy oz.	—	—	—	35,649
Silver [2]	troy oz.	—	—	—	372,372
Metal Sold
Copper	tonnes
Cathode & anodes[3]		—	2,797	481	31,745
Payable metal in concentrate[3]		15,222	6,321	38,544	6,864
Zinc refined	tonnes	23,587	25,698	73,946	77,741
Gold	troy oz.
Contained in slimes and anode		(122)	6,296	2,324	53,920
Payable metal in concentrate[3]		21,784	10,789	59,921	11,781
Silver	troy oz.
Contained in slimes and anode		(200)	53,695	30,313	768,223
Payable metal in concentrate[3]		147,825	85,044	486,884	96,264

[1]	Due to the closure of the copper smelter in 2010, we now produce refined zinc and copper concentrate only.
[2]	Production excludes recycled spent anode and represents non-recycled anode production only.
[3]	Copper concentrate was not sold in the first quarter of 2010 while the smelter was in operation. Only minimal amounts of cathode and anode were sold during the first quarter of 2011.

Metallurgical Plant Production

		Three Months Ended		Nine Months Ended
		Sep. 30 2011	Sep. 30 2010	Sep. 30 2011	Sep. 30 2010
Zinc Plant
Zinc Concentrate Treated
Domestic	tonnes	33,688	46,770	113,449	125,262
Purchased	tonnes	16,572	12,776	45,909	30,907

Total	tonnes	50,260	59,546	159,358	156,169
Zinc Oxide
Zinc from HudBay	tonnes	6,848	8,080	21,691	20,290
Zinc from others	tonnes	—	896	1,351	4,092

Total zinc consumption	tonnes	6,848	8,976	23,042	24,382
Zinc oxide produced	tonnes	8,449	10,982	28,469	29,935
Zinc oxide sold	tonnes	7,880	10,668	28,520	29,464

For unit operating costs, refer to page 14.

Zinc Plant

Our Flin Flon, Manitoba zinc plant uses leading-edge technology to produce special high grade zinc and includes an oxygen plant, a two-stage pressure leaching plant, a four-step solution purification, an electrolysis plant and a casting plant.

Production of cast zinc in the third quarter of 2011 was similar to the same quarter in 2010. Operating costs per pound of zinc metal produced were 6% higher during the third quarter of 2010.

Year-to-date, production was 77,795 tonnes of cast metal, 3% higher than in 2010 which included a biennial shutdown. Operating costs per pound were up 4%.

Zinc Oxide Facility – Zochem

During the third quarter of 2011, Zochem consumed 6,848 tonnes of HBMS zinc. In comparison to the third quarter of 2010, sales volumes decreased by 26%, while production levels decreased by 23%.

Year-to-date, Zochem consumed 21,691 tonnes of HBMS zinc and 1,351 tonnes of third party zinc, resulting in a production of 28,469 tonnes of zinc oxide. In comparison to the third quarter of 2010, sales volumes decreased by 3%, while production levels decreased by 5% in response to the lower customer demand.

We have sold our interests in Zochem to a third party, effective November 1, 2011.

OUTSTANDING SHARE DATA

As of November 1, 2011, there were 171,937,665 common shares of HudBay issued and outstanding. In addition, options for a maximum aggregate of 4,061,491 common shares were outstanding.

NON-IFRS MEASURES

Operating cash flow before changes in non-cash working capital, operating cash flow per share, detailed operating expenses, co-product cash costs and cash cost per pound of zinc sold are included in this MD&A because these measures are performance indicators that we use to monitor performance. We use these measures to assess how well we are performing relative to plan and to assess the overall effectiveness and efficiency of mining, processing and refining operations. We believe that the inclusion of these measures in the MD&A helps an investor to assess performance “through the eyes of management” and that certain investors use these measures to assess our performance. These measures do not have a meaning presented by IFRS and should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently.

Operating cash flow before changes in non-cash working capital and operating cash flow per share

This measure is intended to provide an indication of our operating cash flow generation prior to the impact of fluctuations in working capital accounts, including taxes payable and receivable (but excluding the effect of OCI items and other adjustments). Under Canadian GAAP, “Changes in non-cash working capital” in our statement of cash flows included changes in taxes payable and receivable (but excluded the effect of OCI items and other adjustments), whereas IFRS presentation requires that taxes paid be presented separately in the statement of cash flows. This non-IFRS measure generates results that are comparable to our previous non-GAAP presentation of operating cash flow before changes in non-cash working capital.

The following table presents our calculations of operating cash flow before changes in non-cash working capital and operating cash flow per share for the three and nine months ended September 30, 2011 and September 30, 2010.

	Three Months Ended		Nine Months Ended
($000s except share and per share amounts)	Sep. 30 2011	Sep. 30 2010	Sep. 30 2011	Sep. 30 2010
Cash generated by operating activities, per financial statements	78,460	18,888	153,116	154,627
Adjustments:
Changes in non-cash working capital	(23,076)	12,061	(20,701)	(5,252)
Changes in non-cash tax receivable	3,930	64	11,498	(15,249)
Changes in non-cash tax payable	(998)	(5,416)	24,206	2,261

Operating cash flow before changes in non-cash working capital	58,316	25,597	168,119	136,387
Weighted average shares outstanding	171,905,912	148,949,050	166,490,423	151,114,563

Operating cash flow per share	$0.34	$0.17	$1.01	$0.90

Cash cost per pound of zinc sold

For the third quarter of 2011, our cash cost per pound of zinc sold, net of by-product credits, was negative US$0.66 per pound, representing costs associated with HBMS operations, as calculated in the following table.

	Three Months Ended				Nine Months Ended
($000s except as noted)	Sep. 30 2011		Sep. 30 2010		Sep. 30 2011		Sep. 30 2010
Other cost of sales		120,790		88,156		341,725		341,921
Impairment loss		5,878		—		5,878		—
Selling and other operating expense		1,278		2,708		4,318		4,845

		127,946		90,864		351,921		346,766
Less by-product credits [1]		(161,488)		(106,930)		(468,338)		(415,635)

Cash cost net of by-products		(33,542)		(16,066)		(116,417)		(68,869)
Exchange rate (US$1 to C$) [2]		0.980		1.039		0.978		1.036

Cash cost net of by-products	US	(34,227)	US	(15,463)	US	(119,036)	US	(66,476)
Zinc sales (000s lbs.)		52,000		56,654		163,023		171,389

Cash cost per pound of zinc sold, net of by-product credits in US$/lb.	US	(0.66)	US	(0.27)	US	(0.73)	US	(0.39)

[1]	By-product credits include revenues from sale of copper, gold, silver, the value added by converting zinc to zinc oxide, and by-product sales.
[2]	Weighted average exchange rate for sales during the period.

For the third quarter, our cash cost per pound of zinc sold was negative US$0.66, a net decrease of US$0.39 as compared to the same period in 2010, and for the year-to-date was negative US$0.73, a net decrease of US$0.34 from 2010. Our cash cost decreased overall due to higher prices and sales volumes of by-product credits.

Co-product cash costs per unit sold

In the third quarter of 2010, we introduced co-product cash costs as a new non-IFRS measure (see “Non-IFRS Measures” above). We believe that these costs serve as meaningful indicators for investors to evaluate our operations. Costs for the second quarter of 2010 have not been included for comparability because they included substantial purchased copper concentrate volumes together with the cost of the smelter and refinery, which were decommissioned in 2010.

Whereas cash costs net of by product credits present the cash costs of a single metal, assuming that all other metals are by products of the given metal, co product cash costs present a cost of producing each of our primary metals, copper, zinc and gold, based on an allocation of costs among the metals. Costs that can be readily associated with a specific metal are allocated to that metal. Mining and milling costs for HudBay’s Trout Lake and 777 mines are allocated proportionately based on the value of the contained metals at prevailing metals prices. Operating overhead expenses and site administrative expenses (in both cases, excluding costs not related to HudBay’s HBMS operations) are generally allocated equally between zinc and copper with some further cost allocation to gold. Impairment charges on zinc inventory in a period are deducted from cost of sales in order to better match costs as they are incurred with sales; the deducted charges will be added back to cost of sales in future periods when the inventory in question is sold.

We treat zinc oxide production as a by-product of zinc production, so the costs of our Zochem operation are allocated to zinc operating expenses, and zinc oxide revenues are deducted from total zinc cash costs. Similarly, we treat silver production as a by-product of gold production. Copper by-products include the one-time sale of copper bearing material from the closure of the WPCR. Other miscellaneous revenues are allocated among zinc, copper and gold in the same manner as general and administrative costs unless specific to either the zinc or copper processing.

While we expect the impact of fluctuating metals prices to be less significant on co-product cash costs than it is on by-product cash costs, changes in relative metals prices may cause our reported cash costs to vary substantially over time, irrespective of our operational results. Significant management judgment is also required in determining how costs should be allocated among metals. Caution should also be exercised in using co-product cash costs to evaluate the profitability of a particular metal, as the profitability of our polymetallic mines is dependent on the production of all of our principal metals.

Three Months Ended September 30, 2011

(‘000s except as noted)	Copper	Zinc	Gold	Total
Other cost of sales	48,645	57,496	14,649	120,790
Impairment loss on zinc inventory	—	(5,351)	—	(5,351)
Treatment and refining costs[1]	7,398	—	2,190	9,588

	56,043	52,145	16,839	125,027
Zinc oxide and by-product revenues	(1,457)	(3,367)	(6,000)	(10,824)

Co-product costs	54,586	48,778	10,839	114,203
Sales volume[2]	33,556	52,002	21,663

Co-product cash costs per unit[2] sold	$1.63	$0.94	$500

[1]	Treatment and refining costs are deducted from revenue.
[2]	Copper and zinc sales volumes are denoted in 000s pounds, and gold sales volumes are denoted in troy oz.

Nine Months Ended September 30, 2011

(‘000s except as noted)	Copper	Zinc	Gold	Total
Other costs of sales	120,651	186,284	34,790	341,725
Impairment loss on zinc inventory	—	(5,351)	—	(5,351)
Treatment and refining costs[1]	19,426	—	5,817	25,243

	140,077	180,933	40,607	361,617
Zinc oxide and by-product revenues	(19,531)	(20,928)	(19,076)	(59,535)

Co-product costs	120,546	160,005	21,531	302,082
Sales volume[2]	86,036	163,024	62,245

Co-product cash costs per unit[2] sold	$1.40	$0.98	$346

[1]	Treatment and refining costs are deducted from revenue.
[2]	Copper and zinc sales volumes are denoted in 000’s pounds, and gold sales volumes are denoted in troy oz.

Three Months Ended September 30, 2010

(‘000s except as noted)	Copper	Zinc	Gold	Total
Other cost of sales	23,810	56,389	7,957	88,156
Treatment and refining costs[1]	3,681	—	920	4,601

	27,491	56,389	8,877	92,757
Zinc oxide and by-product revenues	(641)	(9,302)	(3,362)	(13,305)

Co-product costs	26,850	47,087	5,515	79,452
Sales volume[2]	20,104	56,655	17,085

Co-product cash costs per unit[2] sold	$1.34	$0.83	$323

[1]	Treatment and refining costs are deducted from revenue.
[2]	Copper and zinc sales volumes are denoted in 000s pounds, and gold sales volumes are denoted in troy oz.

Nine Months Ended September 30, 2010

(‘000s except as noted)	Copper	Zinc	Gold	Total
Other cost of sales	119,966	180,467	41,488	341,921
Treatment and refining costs[1]	6,305	—	920	7,225

	126,271	180,467	42,408	349,146
Zinc oxide and by-product revenues	(2,647)	(28,627)	(17,334)	(48,608)

Co-product costs	123,624	151,840	25,074	300,538
Sales volume[2]	85,119	171,391	65,702

Co-product cash costs per unit[2] sold	$1.45	$0.89	$382

[1]	Treatment and refining costs are deducted from revenue.
[2]	Copper and zinc sales volumes are denoted in 000s pounds, and gold sales volumes are denoted in troy oz.

Co-product costs per unit sold in the third quarter of 2011 were $1.63 per pound of copper, $500 per ounce of gold and $0.94 per pound of zinc. For the first nine months of 2011, co-product costs of copper decreased compared to the same period in 2010 mainly as a result of higher by-product credits from the sale of miscellaneous copper bearing material, while zinc co-product costs increased mainly as a result of reduced zinc oxide and other by-product credits.

ACCOUNTING CHANGES

Adoption of International Financial Reporting Standards (IFRS)

The Canadian Accounting Standards Board set January 1, 2011 as the date that IFRS replaces existing Canadian GAAP for public companies with fiscal years beginning on or after that date, with comparative figures presented in the financial statements also required to comply with IFRS.

In accordance with these requirements, we adopted IFRS in the quarter ended March 31, 2011, with effect from January 1, 2010.

We engaged external consultants to assist us through this complex transition project, which involved individuals from many aspects of the business, including accounting and finance, tax, information technology, legal, investor relations, logistics and operations. We established a project structure, including a charter and a detailed project plan that included phases for planning and assessment, design and implementation. We also conducted workshops and training. The project plan included activities in respect of all of our direct and indirect subsidiaries in all jurisdictions which were established as at December 31, 2010. The implementation phase is substantially complete and will culminate with the issue of our annual 2011 IFRS financial statements. Our execution of our IFRS project implementation plan included the review of related controls and we concluded that the adoption of IFRS did not require material changes to our internal controls. Our project team provided regular status and informational updates to our IFRS Steering Committee and the Audit Committee of the board of directors. Our IFRS Committee and the Audit Committee have approved our IFRS accounting policies. However IFRS Standards are evolving and subject to change going forward.

The following reconciliations summarize the effect of adjustments we made to convert our Canadian GAAP financial statements to IFRS for our 2010 transition year, with descriptions of significant adjustments provided below. For further explanation of the effect of transition from Canadian GAAP to IFRS on our financial position, financial performance and cash flows, refer to note 20 of our September 30, 2011 interim financial statements.

Reconciliation of equity as at January 1, 2010, September 30, 2010 and December 31, 2010

	Notes	Jan.1, 2010 (transition date)	Sep. 30, 2010	Dec. 31, 2010
Total equity under Canadian GAAP		1,698,484	1,711,808	1,748,981

Adjustments, net of tax
Exploration and evaluation	a	(21,339)	(41,777)	(54,005)
Decommissioning and restoration liabilities and assets	b	(14,930)	(23,717)	(24,164)
Property, plant and equipment	c	(5,058)	(10,413)	(10,796)
Functional currency	d	(4,561)	(12,550)	(25,033)
Employee benefits		(3,641)	(2,921)	(2,682)
Provisions		(1,034)	(779)	(698)
“Own-use” derivatives		307	943	1,896
Non-controlling interest		1,356	55	49
Effect of re-measuring taxes		—	571	271

Net adjustment to equity		(48,900)	(90,588)	(115,162)

Total equity under IFRS		1,649,584	1,621,220	1,633,819

Reconciliation of statement of comprehensive income for the three and nine months ended September 30, 2010

		Three Months Ended Sep. 30, 2010		Nine months ended Sep. 30, 2010
	Notes	Before tax	Net of tax	Before tax	Net of tax
Total comprehensive income under Canadian GAAP			30,804		71,704

Adjustments to profit (loss), net of tax:
Exploration and evaluation	a	(12,717)	(7,716)	(33,417)	(20,438)
Decommissioning and restoration liabilities and assets	b	(1,887)	(3,163)	(5,351)	(8,783)
Property, plant and equipment	c	(880)	(549)	(8,738)	(5,355)
Functional currency	d	(5,838)	(5,838)	(3,499)	(3,499)
Employee benefits		345	252	999	720
Provisions		3	3	371	255
“Own-use” derivatives		4,411	3,165	887	636
Effect of re-measuring taxes		—	386	—	1,145
Share-based payment		44	44	91	91

Net adjustment to profit (loss)		(16,516)	(13,413)	(48,660)	(35,232)

Adjustment to OCI (loss):
Functional currency	d	(7,016)	(7,016)	(4,481)	(4,481)
Other		—	(386)	—	(387)

Adjustments to OCI (loss)		(7,016)	(7,402)	(4,481)	(4,868)

Total adjustment to comprehensive income		(23,532)	(20,815)	(53,141)	(40,100)

Total comprehensive income under IFRS			9,989		31,604

Reconciliation of statement of comprehensive income for the year ended December 31, 2010

		Year ended Dec. 31, 2010
	Notes	Before tax	Net of tax
Total comprehensive income under Canadian GAAP			105,290

Adjustments to profit (loss), net of tax:
Exploration and evaluation	a	(53,569)	(32,666)
Decommissioning and restoration liabilities and assets	b	(4,499)	(9,236)
Property, plant and equipment	c	(9,336)	(5,738)
Functional currency	d	(5,397)	(5,397)
Employee benefits		1,330	959
Provisions		473	337
“Own-use” derivatives		2,215	1,589
Effect of re-measuring taxes		—	1,019
Share-based payment		118	118
Other		(6)	(6)

Net adjustment to profit (loss)		(68,671)	(49,021)

Adjustment to OCI (loss):
Functional currency	d	(15,070)	(15,070)
Available-for-sale investments			(386)
Other		(2)	(2)

Adjustments to OCI (loss)		(15,072)	(15,458)

Total adjustment to comprehensive income		(83,743)	(64,479)

Total comprehensive income under IFRS			40,811

Explanation of significant adjustments

a.	Exploration for and evaluation of mineral resources (“E&E”) – Under IFRS, we expense the cost of our E&E activities and capitalize the cost of acquiring interests in mineral rights, licenses and properties in business combinations, asset acquisitions or option agreements. We interpret the end of the E&E phase to be the point at which we have completed a preliminary feasibility study, some of the resources have been converted to reserves, and management has determined that it is probable the property will be developed into a mine. To apply this policy, we recognized IFRS adjustments to reverse the Lalor project assets previously capitalized under Canadian GAAP, as the amounts arose from E&E activities rather than acquisitions. We determined that the Lalor project reached the end of the E&E phase as at December 31, 2010 and entered the development phase at that time; accordingly, in 2011, we are capitalizing Lalor project expenditures and presenting them within capital works in progress in property, plant and equipment.

b.

Decommissioning and restoration - Under Canadian GAAP, we applied a credit-adjusted, risk-free rate to measure our decommissioning and restoration liabilities (previously called “asset retirement obligations”), and we did not re-measure the liabilities as a result of changes in the discount rate. Under IFRS, we apply a risk-free rate when measuring decommissioning and restoration liabilities and, in subsequent periods, we re-measure the liabilities to reflect changes in the discount rate. We also applied an optional exemption under IFRS 1, First-time Adoption of

International Financial Reporting Standards, as explained in note 20 to our September 30, 2011 interim financial statements. Application of these changes resulted in increases to decommissioning and restoration liabilities and to the carrying value of related decommissioning and restoration assets within property, plant and equipment. For properties that have no remaining useful life, we recorded changes in the liabilities against other operating expense. The changes to liability and asset balances also affected finance expense related to the unwinding of discounts on the liabilities and depreciation expense during our 2010 transition year.

a.	Property, plant and equipment – IFRS requires depreciation to be calculated separately for individual components of an item of property, plant and equipment that have costs significant in relation to the total cost of the item. Requirements under Canadian GAAP, while similar, are less specific. We identified additional components from those previously recorded under Canadian GAAP, resulting in IFRS adjustments to increase accumulated depreciation. For certain equipment, the adjustment also reflected a change in depreciation method from unit-of-production to straight-line because the expected pattern of future economic benefits was different at the lower level of componentization. We also recorded adjustments to increase the carrying value of property, plant and equipment for major inspections and overhauls of mobile equipment that require capitalization as separate components under IFRS but were expensed under Canadian GAAP. We recorded additional adjustments for assets related to mine development, as IFRS requires depreciation of equipment used in construction projects to be capitalized, and Canadian GAAP requirements, while similar, were also less specific. We recorded IFRS adjustments to reflect the capitalization of depreciation of equipment used in capital mine development, resulting in increases to the capital cost of mining properties. These IFRS adjustments to property, plant and equipment also resulted in additional adjustments to depreciation expense during our 2010 transition year.

b.	Functional currency - IFRS requirements for determining the functional currency of an entity are more specific than the equivalent requirements under Canadian GAAP. We assessed the functional currency for each of HudBay’s entities under IFRS. During our 2010 transition year, we recorded IFRS adjustments for our Guatemalan operations and for our Back Forty project in Michigan, which we determined have a US dollar functional currency under IFRS but had Canadian dollar functional currency under Canadian GAAP. To simplify our calculation of the transition adjustments, we elected the optional IFRS 1 exemption to deem cumulative translation differences to be zero as at January 1, 2010 (with an offsetting adjustment to retained earnings). Under Canadian GAAP, we did not previously have a currency translation adjustment, as the measurement currency of all HudBay entities was Canadian dollars.

In addition to the accounting policy changes described above, extensive changes to financial statement presentation and disclosure were required upon adoption of IFRS. In particular, under IFRS we classify expenses within the income statement by function instead of by nature, as follows:

•

Cost of sales – consists of expenses related to production, including the cost of inventory sold during the period and other expenses of operating sites, including depreciation and amortization, site administration and share-based payment expenses. Under Canadian GAAP, we presented depreciation and amortization and share-based payment expenses on separate lines of the income statement and presented site administration costs in general and administrative expenses.

•	Selling and administrative expenses – consists of corporate office expenses and selling expenses, including related share-based payment expense and depreciation and amortization.

•	Exploration and evaluation – consists of expenses related to the exploration for and evaluation of mineral properties, including related share-based payment expense.

•

Other operating expense – consists of expenses relating to operating activities other than production, selling and administration. The most significant component of this function is expenses of non-producing properties, such as those in the development phase and those under care and maintenance. Expenses of non-producing properties include amounts related to changes in estimates of decommissioning and restoration liabilities for properties with no remaining useful life, as well as share-based payment expense and depreciation and amortization. Under Canadian GAAP, we presented expenses of non-producing properties within operating expense.

•	Finance income – consists mainly of interest income earned on cash and cash equivalents.

•

Finance expense – this includes the unwinding of the discount rate on our decommissioning and restoration liabilities. Under Canadian GAAP, we referred to this as accretion expense and presented it on a separate line on the income statement.

•

Other finance gains/losses – contains items that tend to fluctuate between gain and loss from period to period, such as foreign exchange gains/losses and mark-to-market gains/losses. Under Canadian GAAP, we presented foreign exchange gains/losses on a separate line on the income statement.

On the cash flow statement, our most significant reclassification resulted from expensing the cost of expenditures on the Lalor project before it reached the end of the E&E phase; accordingly, under IFRS, we present these cash outflows within operating activities, whereas under Canadian GAAP we presented them within investing activities. In addition, under IFRS we classify interest income received within financing activities, whereas under Canadian GAAP we presented it in operating activities.

For a full description of our significant IFRS accounting policies, refer to note 3 of our March 31, 2011 interim financial statements.

The accounting policy changes described above are based on the IFRS expected to be in effect at the end of our first IFRS reporting period, which is the year ended December 31, 2011. We continue to monitor changing standards to enable us to assess their effect on our IFRS financial statements. Any subsequent changes to IFRS or their interpretations that become effective and are adopted for our December 31, 2011 annual financial statements could result in revisions to accounting policies applied in the interim financial statements, and if applicable, the opening balance sheet and reconciliations set out in note 20 of our September 30, 2011 interim financial statements.

New standards and interpretations not yet adopted

For information on new standards and interpretations not yet adopted, refer to note 3 of our September 30, 2011 interim financial statements.

Changes in Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”). ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

During the second quarter of 2011, we implemented a new enterprise resource planning (“ERP”) information system at HBMS, which included the replacement of its key financial systems. The implementation of the new ERP system followed our project plans, which included a number of typical project controls, such as the testing of data conversion and system reports, user training and user acceptance testing, in order to support ICFR during and after the implementation.

We did not make any other changes to ICFR during the quarter ended September 30, 2011 that materially affected or are reasonably likely to materially affect our ICFR.